

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Patrick Gadson
Partner, Vinson & Elkins LLP
Walt Disney Co
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, New York 10036

> **Re: Walt Disney Co**
> **Definitive Additional Soliciting Materials filed by Blackwells Capital LLC et al.**
> **Filed February 26, 2024**
> **File No. 001-38842**

Dear Patrick Gadson:

We have reviewed your filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Additional Soliciting Materials

Slide presentation, page 20

1. You state that you believe Disney's stock price could reach certain specific amounts given a more concerted effort to incorporate AI in the company's strategy. Please provide us, supplementally, support for your calculations in reaching the $156.84 and $246.96 figures.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions